Exhibit 99.2

AMER SPORTS, INC.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

January - March 2024

Domicile:	Cayman Islands
Address:	Cricket Square, Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands
Entity registration number:	358866

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME AND LOSS

		Three months ended March 31,
In millions (except for earnings per share information)	Notes	2024	2023
Revenue	4	$1,182.9	$1,050.3
Cost of goods sold		(544.4)	(495.4)
Gross profit		638.5	554.9
Selling, general and administrative expenses		(534.2)	(422.4)
Impairment losses		(1.3)	(2.8)
Other operating income		6.0	0.7
Operating profit		109.0	130.4

Finance income		2.7	1.3
Finance cost		(82.3)	(86.1)
Loss on debt extinguishment		(14.3)	-
Net finance cost	6	(93.9)	(84.8)

Income before tax		15.1	45.6

Income tax expense	7	(8.2)	(26.6)

Net income		$6.9	$19.0

Income attributable to:
Equity holders of the Company		$5.1	$19.0
Non-controlling interests		$1.8	$-

Earnings per share	18
Basic earnings per share		$0.01	$0.05
Diluted earnings per share		$0.01	$0.05
Net income		$6.9	$19.0

Other comprehensive income and loss (OCI)
Items that will not be reclassified to the statement of income
Remeasurement effects of postemployment benefit plans		(3.9)	(3.1)
Income tax related to remeasurement effects		1.0	0.8
Items that subsequently may be reclassified to the statement of income
Translation differences		65.0	(59.8)
Cash flow hedges		21.4	(6.9)
Income tax related to cash flow hedges		(4.3)	1.4
Other comprehensive income (loss), net of tax		79.2	(67.6)

TOTAL COMPREHENSIVE INCOME (LOSS)		$86.1	$(48.6)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		$84.3	$(48.6)
Non-controlling interests		$1.8	$-

The notes are an integral part of unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

ASSETS

		March 31,	December 31,
In millions	Notes	2024	2023
NON-CURRENT ASSETS

Intangible assets	8	$2,713.1	$2,748.7
Goodwill	8	2,253.7	2,270.0
Property, plant and equipment	9	450.9	441.9
Right-of-use assets		348.1	317.1
Non-current financial assets		9.1	9.2
Other non-current assets		69.6	73.5
Deferred tax assets		160.3	161.7
TOTAL NON-CURRENT ASSETS		6,004.8	6,022.1

CURRENT ASSETS

Inventories	10	1,100.6	1,099.6
Accounts receivable, net		560.4	599.8
Prepaid expenses and other receivables		164.7	162.3
Current tax assets		6.7	6.6
Cash and cash equivalents		337.3	483.4
TOTAL CURRENT ASSETS		2,169.7	2,351.7

TOTAL ASSETS		$8,174.5	$8,373.8

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES

		March 31,	December 31,
In millions	Notes	2024	2023
EQUITY (DEFICIT)

Share capital	11	$16.9	$642.2
Share premium	11	2,133.4	-
Capital reserve	11	2,789.2	227.2
Cash flow hedge reserve	11	6.6	(10.6)
Accumulated deficit and other	11	(925.6)	(1,019.0)
Equity (deficit) attributable to equity holders of the parent company		4,020.5	(160.2)
Non-controlling interests		5.2	3.4
TOTAL EQUITY (DEFICIT)		4,025.7	(156.8)

LIABILITIES

LONG-TERM LIABILITIES
Lease liabilities	12	280.0	250.4
Loans from financial institutions	12	2,021.0	1,863.4
Loans from related parties	12; 16	-	4,077.0
Defined benefit pension liabilities		19.1	23.9
Other long-term liabilities		20.6	29.4
Provisions	14	5.7	5.5
Long-term tax liabilities		31.4	32.1
Deferred tax liabilities		664.8	675.0
TOTAL LONG-TERM LIABILITIES		3,042.6	6,956.7

CURRENT LIABILITIES
Interest-bearing liabilities	12	6.2	381.0
Lease liabilities	12	93.7	89.4
Accounts payable		387.4	426.5
Other current liabilities	13	532.8	567.5
Provisions	14	28.8	29.9
Current tax liabilities		57.3	79.6
TOTAL CURRENT LIABILITIES		1,106.2	1,573.9

TOTAL LIABILITIES		4,148.8	8,530.6

TOTAL SHAREHOLDERS’ EQUITY (DEFICIT) AND LIABILITIES		$8,174.5	$8,373.8

The notes are an integral part of unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Three months ended March 31,
In millions	Notes	2024	2023
NET CASH FLOW FROM OPERATING ACTIVITIES

Net income		$6.9	$19.0

Adjustments for:
Depreciation and amortization		62.5	52.0
Impairment losses		1.3	2.8
Share-based payments for equity-settled options		1.0	-
Other non-cash valuation losses		1.4	8.2
Finance income		(2.7)	(1.3)
Finance cost		82.3	86.1
Loss on debt extinguishment		14.3	-
Income tax expense		8.2	26.6

Changes in:
Inventories		(17.9)	(134.7)
Trade receivables		28.2	139.6
Other current receivables		23.2	(6.0)
Accounts payables		(11.5)	8.1
Other liabilities		1.2	(86.1)
Cash generated from operating activities		198.4	114.3

Interest paid		(54.5)	(51.4)
Interest received		2.8	1.5
Income taxes paid		(30.2)	(7.1)

Total net cash flows from operating activities		116.5	57.3

NET CASH FLOW FROM INVESTING ACTIVITIES

Acquisition of property, plant and equipment		(58.7)	(22.1)
Acquisition of intangible assets		(4.5)	(3.4)
Acquisition of right-of-use assets		(4.1)	(2.3)
Net cash flow used in investing activities		(67.3)	(27.8)

NET CASH FLOW FROM FINANCING ACTIVITIES

Proceeds from short-term borrowings from financial institutions		-	87.5
Repayments of short-term borrowings from financial institutions		(374.9)	(125.3)
Proceeds from long-term borrowings from financial institutions		2,027.3	-
Repayments of long-term borrowings from financial institutions		(1,830.5)	-
Repayments of long-term borrowings from related parties		(1,460.4)	(25.2)
Proceeds from share issuance		1,514.8	-
Payments of lease liabilities		(22.9)	(16.6)
Payments of debt issuance costs		(2.1)	-
Settlements of forward contract and balance sheet hedges		(31.0)	2.5
Other financing items		(5.2)	(9.7)
Net cash flow used in financing activities		(184.9)	(86.8)

CHANGE IN CASH AND CASH EQUIVALENTS		(135.7)	(57.3)

Cash and cash equivalents
Cash and cash equivalents at period end		337.3	348.3
Translation differences		(10.4)	3.6
Cash and cash equivalents at the beginning of the period		483.4	402.0
CHANGE IN CASH AND CASH EQUIVALENTS		$(135.7)	$(57.3)

The notes are an integral part of unaudited condensed consolidated interim financial information.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

Equity attributable to the equity holders of the parent company

In millions	Share capital	Share premium	Capital reserve	Cash flow hedge reserve	Translation differences	Remeasurements	Other reserves	Accumulated deficit	Accumulated deficit and other	Non-controlling interests	Total
Balance at January 1, 2023	$642.2	-	-	$(3.1)	$109.8	$37.0	$(10.9)	$(848.9)	$(713.0)	-	$(73.9)
Other comprehensive income:
Translation differences	-	-	-	-	(57.6)	-	-	-	(57.6)	-	(57.6)
Remeasurement effects of
postemployment benefit plans	-	-	-	-	-	(3.1)	-	-	(3.1)	-	(3.1)
Cash flow hedges	-	-	-	(6.9)	-	-	-	-	-	-	(6.9)
Income tax related to OCI	-	-	-	1.4	-	0.8	-	-	0.8	-	2.2
Income for the period	-	-	-		-	-	-	19.0	19.0	-	19.0
Total comprehensive income, net of tax	-	-	-	(5.5)	(57.6)	(2.3)	-	19.0	(40.9)	-	(46.4)
Balance at March 31, 2023	$642.2	-	-	$(8.6)	$52.2	$34.7	$(10.9)	$(829.9)	$(753.9)	-	$(120.3)

Balance at January 1, 2024	$642.2	-	$227.2	$(10.6)	$0.6	$40.6	$(2.7)	$(1,057.5)	$(1,019.0)	$3.4	$(156.8)
Other comprehensive income:
Translation differences	-	-	-	-	65.0	-	-	-	65.0	-	65.0
Remeasurement effects of postemployment benefit plans	-	-	-	-	-	(3.9)	-	-	(3.9)	-	(3.9)
Cash flow hedges	-	-	-	21.4	-	-	-	-	-	-	21.4
Income tax related to OCI	-	-	-	(4.3)	-	1.0	-	-	1.0	-	(3.3)
Income for the period	-	-	-	-	-	-	-	5.1	5.1	1.8	6.9
Total comprehensive income, net of tax	-	-	-	17.2	65.0	(2.9)	-	5.1	67.2	1.8	86.1
Transactions with owners:
Share-based payments	-	-	-	-	-	-	23.6	-	23.6	-	23.6
Income tax related to share-based payments	-	-	-	-	-	-	2.7	-	2.7	-	2.7
Reclassification and share split
Elimination of Class A and B shares	(642.2)	-	-	-	-	-	-	-	-	-	(642.2)
Issuance of ordinary shares before IPO	13.0	629.2	-	-	-	-	-	-	-	-	642.2
Capital increase - IPO	3.9	1,565.8	-	-	-	-	-	-	-	-	1,569.7
IPO related transaction costs	-	(61.6)	-	-	-	-	-	-	-	-	(61.6)
Contribution of related party debt to equity	-	-	2,562.0	-	-	-	-	-	-	-	2,562.0
Balance at March 31, 2024	$16.9	$2,133.4	$2,789.2	$6.6	$65.6	$37.7	$23.6	$(1,052.4)	$(925.6)	$5.2	$4,025.5

Note 11 provides additional information on shareholders’ equity.

The notes are an integral part of unaudited condensed consolidated interim financial information.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. THE COMPANY

Background and description of the business

Amer Sports, Inc. (formerly Amer Sports Management Holding (Cayman) Limited) (the “Company”) was founded on January 3, 2020 and is incorporated and domiciled in Grand Cayman, the Cayman Islands. The Company’s registered office is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands. The Company and its consolidated subsidiaries are referred to as the “Group” or “Amer Sports”. The ultimate parent company of the Group is Amer Sports Holding (Cayman) Limited (the “parent company”).

Amer Sports is a global platform of sport and outdoor brands, including Arc’teryx, Salomon, Wilson, Atomic and Peak Performance. Amer Sports manufactures, markets and sells sports equipment, apparel, and footwear through wholesale and direct to consumer channels globally and has a sales network in 34 countries, with North America, Europe, Asia and China being the main market areas.

On January 31, 2024, the Company completed the initial public offering (“IPO”) of 105,000,000 ordinary shares at an initial offering price of $13.00 and began trading on the New York Stock Exchange under the ticker “AS” on February 1, 2024. The IPO closed on February 5, 2024, raising $1.37 billion in gross proceeds, and the underwriters subsequently exercised a portion of their overallotment option to purchase additional shares of 7,875,000 at the initial offering price of $13.00, raising $102.4 million in additional gross proceeds on February 6, 2024.

On February 8, 2024, the underwriters exercised the remaining portion of the option to purchase additional shares of 7,875,000 at the initial offering price of $13.00, raising an additional $102.4 million in further additional gross proceeds.

Seasonality

Although the Group operates in a number of sporting goods segments during all four seasons, its business is subject to seasonal fluctuations. Historically, the fourth quarter of a financial year has been the strongest quarter for the Group in terms of both net sales and profitability, primarily due to higher sales through the Company’s DTC channel compared to the rest of the year and a higher share of fall and winter collections in the Group’s Technical Apparel and Outdoor Performance segments. The Ball & Racquet Sports segment is generally more consistent across fiscal quarters. Working capital requirements typically increase throughout the second and third fiscal quarters as inventory builds to support the Group’s peak shipping and selling period which typically occurs from August to December. Cash provided by operating activities is typically highest in the first fiscal quarter due to the significant inflows associated with the peak selling season.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

Basis of preparation

These unaudited condensed consolidated interim financial statements as of and for the three months ended March 31, 2024 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) as at January 1, 2024.

The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2023. The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

The unaudited condensed consolidated interim financial statements are presented in millions of U.S. dollars (“$” or “USD”). Effective February 1, 2024, management determined that Amer Sports, Inc.’s functional currency changed from euro (“EUR”) to USD, which has been accounted for on a prospective basis. The change in functional currency was driven by the capital structure change of Amer Sports, Inc., due to the IPO, debt refinancing, and related transaction expenses incurred, which were primarily denominated in U.S. dollars. Future equity issuances and cash flows of the Company will be in USD.

The presented figures and percentages are subject to rounding adjustments, which may cause discrepancies between the sum of the individual figures and the presented aggregated column and row totals. The figures have been prepared under the historical cost basis except for the revaluation of financial instruments that are measured at revalued amounts or fair values at the end of each reporting period as well as derivative financial instruments at fair value. The unaudited condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of the business.

New and amended standards and interpretations

The Group has applied the following new and revised standards, amendments and interpretations that are required to be applied as of January 1, 2024:

• IAS 1 (amendment): Classification of Liabilities as Current or Non-current, Non-current liabilities with Covenants - no material impact

• IFRS 16 (amendment): Lease liability in a Sale and Leaseback - no material impact

• IAS 7 and IFRS 7 (amendment): Supplier finance arrangements - no material impact

Significant accounting judgments, estimates, and assumptions

When preparing the unaudited condensed interim financial statements, the Group’s management makes judgments and estimates influencing the content of the unaudited condensed interim financial statements and it must exercise its judgment regarding the application of accounting policies. Management continuously evaluates the judgments and estimates it uses.

The significant judgments made and the estimates used by management have been applied in the same manner as reported in the consolidated financial statements for the years ended December 31, 2023 and 2022.

3. SEGMENT REPORTING

The Group’s Chief Operating Decision Maker (“CODM”) reviews results of operations to make decisions about allocating resources and assessing performance. Based on the current reporting structures, decision-making processes and considering the aggregation criteria in IFRS 8.12, the Company identified three reportable segments: Technical Apparel, Outdoor Performance and Ball & Racquet Sports.

The Company measures each segment’s performance based on revenue and adjusted operating profit as these are the measures used by the CODM for assessing the performance of operating segments and allocating resources.

Information on reportable segments

For the three months ended March 31, 2024

In millions	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation[7]	Group
Revenue	$510.3	$400.0	$272.6	$-	$1,182.9
Depreciation and amortization	$28.0	$25.3	$7.6	$1.6	$62.5

Adjusted operating profit	$117.3	$19.4	$10.8	$(17.7)	$129.8
Adjustments
PPA[1]					(10.7)
Restructuring expenses[2]					(0.9)
Impairment losses on goodwill and intangible assets[3]					-
Expenses related to transaction activities[4]					(5.8)
Expenses related to certain legal proceedings[5]					-
Expenses related to share-based incentive plans[6]					(3.4)
Finance cost					(82.3)
Loss on debt extinguishment					(14.3)
Finance income					2.7
Income before tax					$15.1

1 Purchase Price Adjustments (PPA) include amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports' acquisition in 2019. For further information, please refer to note Note 1 in the Group’s annual report on Form 20-F for the year ended December 31, 2023.

2 Includes expenses for restructuring from severance, exit and termination events.

3 Includes impairment losses on goodwill and intangible assets.

4 Includes advisory fees in connection with M&A activities and non-recurring costs associated with the IPO.

5 Includes expenses related to certain significant legal proceedings.

6 Includes expenses for the share-based payments and for fixed cash compensation on stock options vested at period end.

7 Includes corporate expenses, which have not been allocated to the reportable segments.

For the three months ended March 31, 2023

In millions	Technical Apparel	Outdoor Performance	Ball & Racquet Sports	Reconciliation[6]	Group
Revenue	$355.2	$377.5	$317.6	-	$1,050.3
Depreciation and amortization	$20.5	$23.7	$6.3	$1.5	$52.0

Adjusted operating profit	$83.1	$31.1	$45.8	$(18.8)	$141.2
Adjustments
PPA[1]					(10.6)
Restructuring expenses[2]					-
Impairment losses on goodwill and intangible assets[3]					-
Expenses related to transaction activities[4]					(0.2)
Expenses related to certain legal proceedings[5]					-
Finance cost					(86.1)
Loss on debt extinguishment					-
Finance income					1.3
Income before tax					$45.6

1 PPA includes amortization and depreciation on the fair value adjustments of intangible and tangible assets resulting from Amer Sports' acquisition in 2019. For further information, please refer to note Note 1 in the Group’s annual report on Form 20-F for the year ended December 31, 2023.

2 Includes expenses for restructuring from severance, exit and termination events.

3 Includes impairment losses on goodwill and intangible assets.

4 Includes advisory fees in connection with M&A activities and non-recurring costs associated with the IPO.

5 Includes expenses related to certain significant legal proceedings.

6 Includes corporate expenses, which have not been allocated to the reportable segments.

The Company does not present other items of the interim consolidated statement of income and other comprehensive income and loss as well as assets and liabilities per segment as such information is not evaluated or used by the CODM for decision-making purposes on a regular basis.

The majority (76.7% and 77.5% as of March 31, 2024 and December 31, 2023, respectively) of non-current assets, comprising of goodwill, other intangible assets, property, plant and equipment as well as right-of-use assets are located in Finland. No other country is deemed individually material for the Group in all periods presented for the purpose of this disclosure.

4. REVENUE FROM CONTRACTS WITH CUSTOMERS

Amer Sports operates primarily in one industry — the design, manufacturing, distribution, selling and marketing of sporting goods, apparel and footwear.

The Group is managed through its global brands supported by regional sales organizations and group wide platforms such as global operations and sourcing, IT and finance.

Amer Sports brands operate in the following key categories:

Technical Apparel. Technical Apparel includes Arc’teryx and Peak Performance.

Outdoor Performance. Outdoor Performance includes Salomon, Atomic, Armada and ENVE. Ball & Racquet Sports.

Ball & Racquet Sports includes Wilson, Demarini, Louisville Slugger, Evoshield, and ATEC.

Geographic revenues are presented according to customers’ location.

GEOGRAPHIC BREAKDOWN OF REVENUES

	Three months ended March 31,
In millions	2024	2023
EMEA[1]	$358.7	$356.9
Americas[2]	409.5	409.6
Greater China[3]	310.3	205.6
Asia Pacific[4]	104.4	78.2
Total	$1,182.9	$1,050.3

1 Consists of Europe, the Middle East and Africa. The revenue generated in this region primarily consists of sales in France, Germany, the UK, Austria, Switzerland, Sweden, Norway, Italy and Spain. No country in the region generated more than 10% of the total Group revenue in any of the periods presented.

2 Consists of the United States, Canada and certain countries in Latin America. Revenue generated in the United States comprised 75% and 79% of the sales of the region for the three months ended March 31, 2024 and 2023, respectively. Except for the United States, no country in the region generated more than 10% of the total Group revenue in any of the periods presented.

3 Consists of Mainland China, Hong Kong, Taiwan and Macau. Revenue generated in Mainland China comprised 94% of the sales of the region for the three months ended March 31, 2024 and 2023. Except for Mainland China, no country in the region generated more than 10% of the total Group revenue in any of the periods presented.

4 Excludes Greater China. The Company has own sales companies in Japan, South Korea, Australia and Malaysia. No country in the region generated more than 10% of the total Group revenue in any of the periods presented.

BREAKDOWN OF REVENUES BY SEGMENT

	Three months ended March 31,
In millions	2024	2023
Technical Apparel	$510.3	$355.2
Outdoor Performance	400.0	377.5
Ball & Racquet Sports	272.6	317.6
Total	$1,182.9	$1,050.3

BREAKDOWN OF REVENUES BY CHANNEL

	Three months ended March 31,
In millions	2024	2023
Wholesale	$694.4	$702.8
DTC	488.5	347.5
Total	$1,182.9	$1,050.3

The Company did not recognize 10% or more of total revenue with any one single customer in any of the periods presented.

CONTRACT BALANCES

Contract liabilities amounted to $25.8 million as of March 31, 2024 (as of December 31, 2023: $25.0 million) and primarily relate to advance payments received as well as accrued discounts and rebates. The Company expects that these contract liabilities will result in revenue within one year.

5. SHARE-BASED PAYMENTS

Employee Stock Ownership Plan 2019 and Employee Stock Ownership Plan 2023

The Board approved the Employee Stock Ownership Plan 2023 (“2023 ESOP”) in January 2023. The objectives of the Employee Stock Ownership Plan 2019 (“2019 ESOP”) and 2023 ESOP are to align the interest of the shareholders and key employees in order to increase the value of the Company in the long-term, and to commit key employees to the Company. The 2019 ESOP and 2023 ESOP provide for awards in the form of stock options to the Group’s key employees, and it is an equity-settled arrangement, except for stock options granted to certain employees which allow them to elect for shares or cash settlement.

The maximum number of options under the 2019 ESOP and 2023 ESOP that may be granted is 3% and 1.2% respectively of all of the Company’s issued and outstanding shares.

Subject to a participant’s continued employment, options granted under the 2019 ESOP and 2023 ESOP will vest upon satisfaction of vesting conditions set out in an award agreement and an exit event (a public offering of the shares of the Company or a sale of a controlling majority of the shares in the Company or Amer Sports Corporation or any of its holding companies or the sale of the majority of the business assets of the Group) (the “exit event”).

In addition to an exit event, 35% of the options granted are time-vested, which vest evenly on an annual basis over 3 to 5 years, 65% of the options granted are with Group and/or brand performances.

The vesting of the options is subject to an exit event, which is a non-market performance condition. Share-based payment expenses for equity-settled awards and cash-settled awards have been recognized for the year ended December 31, 2023, as management deemed the public offering of the shares of the Company probable as of December 28, 2023. The expenses were booked against Other reserves for the equity-settled awards and against Other liabilities for the cash-settled awards, which reflected the vesting through the date the awards became probable of being earned.

Prior to the vesting of the option awards under the 2019 ESOP and 2023 ESOP plans, the Company made modification of the terms of the awards.

On December 28, 2023, the Company modified certain stock options under the 2019 ESOP and 2023 ESOP plans to increase the exercise price, with cash compensation payable upon vesting. For cash-settled awards, the modified terms have been reflected in the remeasurement of the liability as of December 31, 2023. On January 4, 2024, the exercise price currency of all options was converted from EUR to USD. On January 22, 2024, the Company removed the choice of settlement between cash and equity for certain employees. Thus, those options will be settled in equity instruments of the Company. On January 29, 2024, certain options granted with Group performance vesting conditions were modified to lower the threshold for vesting of certain options upon IPO.

The incremental fair value of the modified options at the dates of the modifications was determined based on a Monte Carlo simulation model. For equity-settled awards, the incremental compensation cost will be recognized as an expense over the remaining vesting period, starting from the modification date. For cash-settled awards, the modified terms have been reflected in the remeasurement of the liability as of March 31, 2024.

2019 ESOP:

During the three months ended March 31, 2024, no options were granted, forfeited or exercised under the 2019 ESOP plan. The options outstanding at March 31, 2024 had a weighted average exercise price of $9.40 and a remaining contractual life of 5.75 years (December 31, 2023: 6 years).

2023 ESOP:

During the three months ended March 31, 2024, no options were granted, forfeited or exercised under the 2023 ESOP plan. The options outstanding at March 31, 2024 had an exercise price of $11.68 and a remaining contractual life of 5.75 years (December 31, 2023: 6 years).

Fair value of options granted

The fair value of the options has been measured using a Monte Carlo simulation model. Service and non-market performance conditions attached to the options were not taken into account in measuring fair value. Market performance condition was taken into account in measuring fair value. Equity-settled awards are measured on the grant date while cash-settled awards are remeasured until settlement.

The inputs used in the measurement of the fair values of equity-settled awards at the respective grant dates and the re-measurement of the fair values of cash-settled awards at the period end dates were as follows:

2019 ESOP:	Equity-settled awards	Cash-settled awards
	March 31, 2024	March 31, 2024
	Fair value at re-measurement dates:	Remeasured fair value at period end dates:
Cash compensation payable of group performance based options	N/A	$0.58 - $4.82
Fair value of underlying share at re-measurement dates	$13.00 - $18.94	N/A
Exercise price	$7.70 - $12.63	N/A
Expected volatility	39.8% - 44.4%	43.0%
Expected life	1.03 - 5.19 years	2.83 years
Expected dividends	0%	0%
Risk-free interest rate	4.0% - 4.8%	4.4%

2023 ESOP:	Equity-settled awards	Cash-settled awards
	March 31, 2024	March 31, 2024
	Fair value at grant re-measurement dates:	Remeasured fair value at period end dates:
Cash compensation payable of group performance based options	N/A	$0.61 - $3.62
Fair value of underlying share at re-measurement dates	$13.00 - $18.94	N/A
Exercise price	$7.70 - $14.19	N/A
Expected volatility	39.8% - 43.6%	43.0%
Expected life	1.03 - 3.61 years	2.83 years
Expected dividends	0%	0%
Risk-free interest rate	4.1% - 4.8%	4.4%

Expected volatility has been based on the historical volatility of the comparable companies’ share price, particularly over the historical period commensurate with the expected life of the options.

Amer Sports, Inc. 2024 Omnibus Incentive Plan

On January 31, 2024, the Board approved the Amer Sports, Inc. 2024 Omnibus Incentive Plan (the “Omnibus Incentive Plan”) which provides for restricted stock units (“RSU”) including incentive stock options, nonqualified stock options, share appreciation rights, restricted shares, restricted share units, performance awards, other cash-based awards and other share-based awards. Under the Omnibus Incentive Plan, the Company is authorized to issue up to 38,759,968 shares. During the first quarter 2024, the Company granted 53,844 RSUs under this plan to members of the Board of Directors, which will vest on the one-year anniversary of the effective date of the Company’s IPO subject to the participants’ continued service. During the first quarter 2024, the Company recorded expenses amounting to $0.1 million for the RSUs granted under the Omnibus Incentive Plan.

6. FINANCE INCOME AND COST

	Three months ended March 31,
In millions	2024	2023
Finance income	$2.7	$1.3

Finance cost
Interest cost to related parties	(21.8)	(48.8)
Interest cost on other interest bearing debt	(46.5)	(34.8)
Exchange rate losses	(11.7)	(0.0)
Other finance cost	(2.3)	(2.5)
	(82.3)	(86.1)

Loss on debt extinguishment	(14.3)	-
Net finance cost	$(93.9)	$(84.8)

By February 16, 2024, all remaining borrowings under the old term loan facility under the Senior Facilities Agreement with a carrying value of $1.86 billion as of December 2023 and the remaining borrowings from the bilateral facility with Standard Chartered and the old revolving credit facility under the Senior Facilities Agreement with a carrying value in the amount of $90 million and $291 million, respectively, as of December 2023 were repaid. As a result of the repayment, the Company recorded a loss on the early extinguishment of debt of $14.3 million for the three months ended March 31, 2024.

7. INCOME TAXES

In accordance with IAS 34 Interim Financial Reporting, income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the consolidated interim financial statements may differ from management’s best estimate of the effective rate.

The effective tax rate was 54% for the three months ended March 31, 2024 and 58% for the three months ended March 31, 2023. The change in effective tax rate from the three months ended March 31, 2023 to the three months ended March 31, 2024 was due to a decrease of non-deductible interest expenses.

The Organization for Economic Co-operation and Development Pillar Two guidelines published to date include transition and safe harbor rules around the implementation of the Pillar Two global minimum tax of 15%. Based on current enacted legislation effective in 2024, the legislation does not have a material impact on the Group’s financial results. The Company is monitoring developments and evaluating the impacts these new rules will have on its future income tax provision and effective income tax rate.

8. INTANGIBLE ASSETS

During the three months ended March 31, 2024, there were no significant additions, disposals or impairments.

Impairment review

Impairment tests of goodwill and intangible assets with indefinite useful lives, such as trademarks, are performed when management has identified indications of impairment or once a year when business plans for the next strategic planning horizon are approved by management.

Goodwill is monitored by management at Cash Generating Unit (“CGU”) level, the level at which it and other intangible assets with indefinite lives are tested for impairment. The CGUs in the Group are the following: Winter Sports Equipment, Salomon, Arc’teryx, Ball & Racquet Sports and Peak Performance.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amounts of goodwill and intangible assets with indefinite useful lives are fully recoverable as at March 31, 2024.

9. PROPERTY, PLANT AND EQUIPMENT

				Advances paid	Property,
			Machinery	and	plant
		Buildings and	and	construction	and
In millions	Land	constructions	equipment	in progress	equipment
Initial cost at January 1, 2024	$35.9	$374.9	$457.0	$74.9	$942.7
Additions	-	6.8	5.2	25.4	37.4
Divestments and disposals	-	-	(0.1)	(4.1)	(4.2)
Transfers	-	6.4	2.6	(9.0)	-
Translation differences	(0.6)	(6.3)	(8.7)	(1.3)	(16.9)
Balance at March 31, 2024	$35.3	$381.8	$456.0	$85.9	$959.0
Accumulated depreciation and impairment losses at January 1, 2024	-	201.1	299.7	-	500.8
Depreciation during the period	-	10.3	10.5	-	20.8
Divestments and disposals	-	(3.0)	(1.2)	-	(4.2)
Transfers	-	-	-	-	-
Translation differences	-	(3.3)	(6.0)	-	(9.3)
Balance at March 31, 2024	-	205.1	303.0	-	508.1
Balance at March 31, 2024	$35.3	$176.7	$153.0	$85.9	$450.9

10. VALUATION PROVISIONS OF INVENTORIES

Gross and net inventories

	March 31,	December 31,
In millions	2024	2023
Gross inventories	$1,135.9	$1,129.0
Net realizable value valuation provision	(35.3)	(29.4)
Net inventories	$1,100.6	$1,099.6

	March 31,	December 31,
In millions	2024	2023
Net inventories
Raw materials and consumables	$46.5	$45.0
Work in progress	45.4	48.7
Finished goods	1,008.7	1,005.9
Total	$1,100.6	$1,099.6

11. SHAREHOLDERS’ EQUITY (DEFICIT)

The authorized share capital of the Company is EUR 75,000,000 divided into 2,495,175,000 shares of a nominal or par value of EUR 0.0300580119630888 each. As of March 31, 2024 there were 505,249,607 ordinary shares outstanding, amounting to share capital of $16.9 million. As of December 31, 2023 there were 115,220,745 A shares and 352,193 B shares outstanding, amounting to share capital of $642.2 million.

Immediately prior to the completion of the IPO, the Company (i) redesignated and reclassified each of the issued and outstanding class A voting shares and each of the issued and outstanding class B non-voting shares into a single class of ordinary shares, each entitled to one vote per share (collectively, the “Reclassification”) and (ii) effected a 3.3269-for-1 share split of its ordinary shares (the “Share Split”). Following the Reclassification and the Share Split, but before giving effect to the IPO, the Company had 384,499,607 ordinary shares issued and outstanding. After giving effect to the IPO, the Company has 505,249,607 ordinary shares issued and outstanding.

In addition to the Reclassification and the Share Split, the Company equitized a portion of Loans from related parties (comprised of the Investment Loan and Facility A Loan) in the amount of $2.54 billion (the “Equitization”), which resulted in an increase of Capital reserve. The Equitization is accounted for as a capital contribution.

In connection with the IPO, the Company eliminated the line item Reserves and instead introduced the Share premium, Capital reserve and Cash flow hedge reserve line items to be presented on the face of the consolidated statement of financial position. Certain amounts have been reclassified as of December 31, 2023 to conform to the current presentation. Share premium reflects the amount of IPO proceeds exceeding the par value. Capital reserve reflects the Equitization and suspension of interest relating to the Loans from related parties. Management believes that this presentation improves comparability to peers and investors’ understanding of the financial impact resulting from the IPO and the Equitization.

12. INTEREST-BEARING LIABILITIES

	Consolidated statement
	of financial position value	Nominal
In millions	March 31, 2024	interest rates
Loans from financial institutions	$2,021.0	6.75% - 8.58%
Loans from related parties	-	-
Lease liabilities	373.7	5.53%
Other interest-bearing liabilities	6.2	8.58%
Total	$2,400.9

	Consolidated statement
	of financial position value	Nominal
In millions	December 31, 2023	interest rates
Loans from financial institutions	$2,154.4	Long term 7.65%, Short term 6.68% - 8.10%
Loans from related parties	4,077.0	5.68%, 8.20%
Lease liabilities	339.8	5.24%
Other interest-bearing liabilities	90.0	7.86%
Total	$6,661.2

On February 16, 2024 the Company entered into a new credit agreement, providing for (i) a new 7-year $500 million term loan facility, (ii) a new 7-year EUR 700 million term loan facility and (iii) a new $710 million 5-year revolving credit facility (together, the “New Senior Secured Credit Facilities”). The Company also issued $800 million of 6.750% new senior secured notes on the same day. As of March 31, 2024, no amounts were borrowed on the Revolving Credit Facility.

The net proceeds of the IPO, together with the net proceeds from the $500 million term loan facility, the EUR 700 million term loan facility and the $800 million notes issuance and additional cash on hands were used to repay (i) all remaining borrowings under the old term loan facility under the Senior Facilities Agreement with a carrying value of $1.86 billion as of December 2023 (recorded within Loans from financial institutions), (ii) the remaining borrowings from Loans from related parties after the Equitization as well as (iii) the remaining borrowings from the bilateral facility with Standard Chartered and the old revolving credit facility under the Senior Facilities Agreement with a carrying value in the amount of $90 million and $291 million, respectively, as of December 31, 2023 (both recorded within current interest-bearing liabilities ).

13. OTHER LIABILITIES

Other current liabilities

	March 31,	December 31,
USD million	2024	2023
Related to financing activities:
Accrued interest	$20.8	$33.0
Payables related to derivatives	12.0	31.2
Related to operating and other activities:
Liabilities for share-based payments	1.5	18.5
Accrued personnel costs	128.3	148.0
Accrued advertising and promotions	57.3	57.3
Refund liabilities	33.2	35.5
Value-added taxes	32.6	25.7
Goods received not invoiced	36.7	25.7
Contract liabilities	25.8	25.0
Accrued royalties	11.6	8.5
Other accrued liabilities	173.0	159.2
Total	$532.8	$567.5

14. PROVISIONS

In millions	Product warranty	Restructuring	Other	Total
Balance at January 1, 2024	$24.2	$2.2	$9.0	$35.4
Translation differences	(0.4)	-	(0.1)	(0.5)
Provisions made during the period	1.7	-	0.1	1.8
Provisions used during the period	(1.8)	(0.1)	(0.3)	(2.2)
Balance at March 31, 2024	$23.7	$2.1	$8.7	$34.5

Long-term provisions				$5.7
Current provisions				28.8
Total				$34.5

The majority of the provisions resulted from repair or replacement of products during their warranty period. The majority of warranty provisions are realized within one year.

15. COMMITMENTS

	March 31,	December 31,
In millions	2024	2023
Guarantees	$23.5	$15.7
Other commitments	$226.0	$210.7

There are no guarantees or contingencies given for the management of the Group, for the shareholders, or for the associated companies.

Ongoing litigations

The Group has extensive international operations and is involved in a number of legal proceedings, including product liability suits. These litigations are assessed on an ongoing basis by evaluating the probability of any potential financial impact. During the three months ended March 31, 2024, the Group did not account for any expenses related to legal proceedings.

Except for litigation in connection with the divestiture of a business unit, management does not consider the outcome of any other legal proceedings currently pending as probable and does not expect any materially adverse effect on the consolidated interim statement of income and other comprehensive income or loss or consolidated interim statement of financial position.

16. RELATED PARTY TRANSACTIONS

The scope of related parties is consistent with those that were defined in the most recent Group’s annual report on Form 20-F.

ANTA Sports transactions with the Company comprise the following:

	Three months ended March 31,
In millions	2024	2023
Purchases of goods and services from ANTA Sports and subsidiaries	$1.9	$6.3
Sales to ANTA Sports and subsidiaries	2.4	-

Sales to ANTA Sports are based on the same conditions that apply to third parties.

Key management includes the Board of Directors of Amer Sports, Inc., the Board of Directors of Amer Sports Holding 3 Oy, the Executive Committee and the Executive Board.

Compensation to key management recognized in earnings:

	Three months ended March 31,
In millions	2024	2023
Salaries and other short-term employee benefits	$6.6	$3.0
Post-employment benefits	0.2	0.2
Expenses related to share-based incentive plans[1]	7.6	-
Other long-term benefits	0.1	0.1
Total	$14.5	$3.3

1 Includes expenses for the share-based payments and for fixed cash compensation on stock options vested at period end.

No remuneration was paid to the Board of Directors. Members of the Board of Directors do not have contractual retirement benefits with the Company, while certain members of the Board of Directors are participants to the Company’s Omnibus Incentive Plan.

The Company was granted the following long-term loans from the parent company Amer Sports Holding (Cayman) Limited:

	March 31,	December 31,
In millions	2024	2023
Long-term loans from the parent company:
Investment Loan	$-	$2,641.0
Facility A Loan	-	1,436.5
Total	$-	$4,077.5

At the Group level, the loan was netted by upfront fees related to the aforementioned loan.

	Three months ended March 31,
In millions	2024	2023
Interest expenses to the parent company:
Investment Loan	$19.1	$44.2
Facility A Loan	2.5	4.6
Total	$21.6	$48.8

The Investment Loan was an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrued interest at a rate equal to the percentage rate per annum which was the aggregate of the applicable margin of 4.00%, 4.25% or 4.50%, depending on the current leverage ratio, and EURIBOR for any loans in EUR, plus 0.25%. Approximately EUR 2.3 billion of this loan was equitized immediately prior to the completion of our IPO and EUR 125.5 million was set off against certain outstanding liabilities of Amer Sports Holding (Cayman) Limited, and all remaining liabilities were repaid in full in connection with our IPO.

The Facility A Loan was an unsecured loan from Amer Sports Holding (Cayman) Limited. Borrowings thereunder accrued interest at a rate equal to the percentage rate per annum which was the aggregate of the applicable margin of 2.00% or 1.75%, depending on the current leverage ratio, and EURIBOR, plus a margin to be determined from time to time. The Facility A Loan was repaid on February 6, 2024.

For the Investment Loan and Facility A Loan, the accrual of interest under both loans was suspended subsequent to December 31, 2022 in contemplation of the IPO and the related Equitization. The suspension of interest as well as the Equitization were accounted for as capital contributions. Refer to note 11 for further details on the Equitization.

The following balances are outstanding at the end of the respective reporting periods in relation to transactions with related parties (except for the long-term loan from the parent company mentioned above):

	March 31,	December 31,
In millions	2024	2023
ANTA Sports and subsidiaries
Current payables (purchases of goods and services)	$1.3	$6.3
Amer Sports Holding (Cayman) Limited
Accounts receivable, net	-	18.0
Other receivables	-	13.3
Key management personnel
Provisions short and long-term incentive	10.7	17.9
Amer Sports Management Company (Cayman) Limited
Loans from related parties taken in 2022	-	11.9
Interest expenses	0.1	0.8
Low Tide Properties Ltd.
Right-of-use asset / Lease liability	0.9	0.9

Current payables to and receivables from ANTA Sports have a short term maturity, are interest free and not secured.

17. BALANCE SHEET VALUES OF FINANCIAL ASSETS AND LIABILITIES BY MEASUREMENT CATEGORIES

	Financial assets/	Derivative financial	Financial assets/		Carrying
March 31, 2024	liabilities	instruments used in	liabilities	Financial assets	amount by
	at fair value through	cash flow hedge	measured at	at fair value	balance
In millions	profit and loss	accounting	amortized cost	through OCI	sheet item
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets	$-	$-	$69.6	$9.1	$78.7
Derivative financial instruments[1]
Foreign exchange derivatives	-	0.1	-	-	0.1

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable	-	-	530.3	-	530.3
Available-for-sale factoring receivables	-	-	-	30.1	30.1
Other non-interest yielding receivables[2]	-	-	100.8	-	100.8
Promissory notes[2]	-	-	-	3.5	3.5
Derivative financial instruments[1]
Foreign exchange derivatives	4.4	12.8	-	-	17.2
Interest rate derivatives	3.2	-	-	-	3.2
Cash and cash equivalents	-	-	337.3	-	337.3

Balance by category at March 31, 2024	$7.6	$12.9	$1,038.0	$42.7	$1,101.2

LONG-TERM FINANCIAL LIABILITIES
Long-term interest-bearing liabilities	$-	$-	$2,021.0	$-	$2,021.0
Long-term lease liabilities	-	-	280.0	-	280.0
Other long-term liabilities	-	-	20.6	-	20.6

CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities	-	-	6.2	-	6.2
Current lease liabilities	-	-	93.7	-	93.7
Accounts payable	-	-	387.4	-	387.4
Other current liabilities[3]	-	-	481.5	-	481.5
Derivative financial instruments[1]
Foreign exchange derivatives	4.3	7.4	-	-	11.7
Interest rate derivatives	-	0.3	-	-	0.3

Balance by category at March 31, 2024	$4.3	$7.7	$3,290.4	$-	$3,302.4

	Financial assets/	Derivative financial	Financial assets/		Carrying
December 31, 2023	liabilities	instruments used in	liabilities	Financial assets	amount by
	at fair value through	cash flow hedge	measured at	at fair value	balance
In millions	profit and loss	accounting	amortized cost	through OCI	sheet item
NON-CURRENT FINANCIAL ASSETS
Other non-current financial assets	$-	$-	$70.2	$9.2	$79.4
Derivative financial instruments[1]
Interest rate derivatives	3.3	-	-	-	3.3

CURRENT FINANCIAL ASSETS
Hold-to-collect accounts receivable	-	-	597.2	-	597.2
Available-for-sale factoring receivables	-	-	-	2.6	2.6
Other non-interest yielding receivables[2]	-	-	118.0	-	118.0
Promissory notes[2]	-	-	-	6.8	6.8
Derivative financial instruments[1]
Foreign exchange derivatives	3.9	8.5	-	-	12.5
Interest rate derivatives	-	0.8	-	-	0.8
Cash and cash equivalents	-	-	483.4	-	483.4

Balance by category at December 31, 2023	$7.2	$9.3	$1,268.8	$18.6	$1,303.9

LONG-TERM FINANCIAL LIABILITIES
Long-term interest-bearing liabilities	$-	$-	$5,940.4	$-	$5,940.4
Long-term lease liabilities	-	-	250.4	-	250.4
Other long-term liabilities	-	-	27.6	-	27.6
Derivative financial instruments[1]
Foreign exchange derivatives	-	1.8	-	-	1.8

CURRENT FINANCIAL LIABILITIES
Current interest-bearing liabilities	-	-	381.0	-	381.0
Current lease liabilities	-	-	89.4	-	89.4
Accounts payable	-	-	426.5	-	426.5
Other current liabilities[3]	-	-	507.8	-	507.8
Derivative financial instruments[1]
Foreign exchange derivatives	9.6	21.2	-	-	30.8
Interest rate derivatives	-	0.4	-	-	0.4

Balance by category at December 31, 2023	$9.6	$23.4	$7,623.1	$-	$7,656.1

1 The values as per the consolidated interim statement of financial position of the derivatives have been recorded as they are disclosed in the Group’s consolidated statement of financial position and fair value reserve, and therefore cannot be reconciled with their actual fair values.

	March 31,	December 31,
In millions	2024	2023
[2] Other non-interest yielding receivables
Prepaid expenses and other receivables	$164.7	$162.3
Other tax receivables	40.0	24.3
Derivative financial instruments	20.4	13.2
Promissory notes	3.5	6.8
Total	$100.8	$118.0

[3] Other current liabilities
Accrued liabilities	$532.8	$567.5
Other tax liabilities	39.3	28.5
Derivative financial instruments	12.0	31.2
Total	$481.5	$507.8

The following table presents the Group’s financial assets and liabilities that are measured at fair value at March 31, 2024:

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	$-	$7.6	$-	$7.6
Derivative financial instruments used in hedge accounting	-	12.9	-	12.9
Other non-current financial assets at fair value through OCI	-	-	42.7	42.7
Total	$-	$20.5	$42.7	$63.2

Liabilities
Financial liabilities at fair value through profit or loss	$-	$4.3	$-	$4.3
Derivative financial instruments used in hedge accounting	-	7.8	-	7.8
Total	$-	$12.1	$-	$12.1

The following table presents the Group’s financial assets and liabilities that are measured at fair value at December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss	$-	$7.2	$-	$7.2
Derivative financial instruments used in hedge accounting	-	9.3	-	9.3
Other non-current financial assets at fair value through OCI	-	-	18.6	18.6
Total	$-	$16.5	$18.6	$35.1

Liabilities
Financial liabilities at fair value through profit or loss	$-	$9.6	$-	$9.6
Derivative financial instruments used in hedge accounting	-	23.4	-	23.4
Total	$-	$33.0	$-	$33.0

Carrying amounts of current financial instruments carried at amortized cost are reasonable approximation of fair value due to their short-term nature. Carrying amounts of loans from financial institutions, loans from related parties, and other interest-bearing liabilities approximate their fair values because the loans are at floating rate.

Level 1: The fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period. The Group does not have any financial instrument included in Level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (e.g. over-the-counter derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Carrying amounts of current financial instruments carried at amortized cost are reasonable approximation of fair value due to their short-term nature.

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period. There were no transfers between Levels 2 and 3 for recurring fair value measurements during the reporting period.

The valuation process and valuation techniques, which are stated in the most recent consolidated annual financial statements, are applicable in the reporting period.

Specific valuation techniques used to value financial instruments include:

•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves
•	for foreign currency forwards – the present value of future cash flows based on the forward exchange rates at the consolidated statement of financial position, and
•	for other financial instruments – discounted cash flow analysis.

All of the resulting fair value estimates are included in Level 2, except for unlisted equity securities, promissory notes and available-for-sale factoring receivables, where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk. In cases where credit risk of counterparty is low and maturity is short-term, the carrying amount of such instrument approximates its fair value.

The following table shows the valuation technique used in measuring Level 3 fair values for financial instruments in the unaudited condensed consolidated interim statement of financial position, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable input
Unlisted equity securities	Market comparison approach: fair value of unlisted equity securities is determined by reference to market multiples of comparable listed companies, adjusted by discount for lack of marketability.	(i) Sales growth factor (ii) Risk-adjusted discount rate

Promissory notes	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.

Available-for-sale factoring receivables	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.	The carrying amount approximates fair value due to the short-term maturity of these instruments and low credit risk of counterparty.

The following table presents the changes in Level 3 items during the period:

In millions	Unlisted equity securities	Promissory notes	Available-for-sale factoring receivables	Total
Opening balance January 1, 2024	$9.2	$6.8	$2.6	$18.6
Additions	-	3.5	30.1	33.6
Disposals	-	(6.8)	(2.6)	(9.4)
Losses recognized in OCI	(0.0)	-	-	(0.0)
Losses recognized in the consolidated statement of income*	-	-	-	-
Closing balance March 31, 2024	$9.2	$3.5	$30.1	$42.8

* Gains or (losses) are recognized in financing costs. The amount includes unrealized gains or (losses) recognized in the consolidated interim statement of income attributable to balances held at the end of the reporting period, if any.

18. EARNINGS PER SHARE

The following table presents an overview of the calculated basic and diluted earnings per share:

	Three months ended March 31,
In millions (except for share and earnings per share information)	2024	2023
Income for the period, attributable to the owners of the Company	$5.1	$19.0
Weighted-average number of ordinary shares (basic)	463,422,683	384,499,607
Weighted-average number of ordinary shares (diluted)	466,345,776	384,499,607
Earnings per share (basic)	$0.01	$0.05
Earnings per share (diluted)	$0.01	$0.05

The number of shares outstanding reflect a share split that became effective in January 2024, which was applied retrospectively to all periods presented. Refer to Note 11 for further details on the Share Split.

The potentially dilutive effect of the stock options resulting from the 2023 ESOP and 2019 ESOP plans were considered in the assessment under IAS 33 Earnings per Share for the three months ended March 31, 2023. Given that the contingent vesting condition, the exit event, has not taken place in the respective reporting period, the number of contingently issuable shares from the 2023 ESOP and 2019 ESOP plans were not included in the denominator of diluted earnings per share for the three months ended March 31, 2023.

19. SUBSEQUENT EVENTS

Management has evaluated events subsequent to March 31, 2024 and through May 21, 2024, the date these unaudited condensed interim financial statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to March 31, 2024 merited disclosure in these interim financial statements. Management determined that no adjustments were required to the figures presented as a result of these events.

Disposals

On May 1, 2024, the Company completed the sale of its fully-consolidated subsidiary ENVE Composites LLC to a third-party for a purchase price of $20.0 million, which includes $15.5 million of cash proceeds and a $4.5 million promissory note at 6% interest due 2 years from closing, subject to certain adjustments as set forth in the purchase agreement.